Exhibit 99.2

February 5, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Private Offering in Israel that is not a

Material Private Offering

The Company is pleased to provide an immediate report regarding a non-material private offering to six officers of the Company (not including the directors or the President of the Company) and to 24 employees of the Company (hereinafter collectively: “Offerees”)1, according to the resolution of the board of directors of the Company dated February 5, 2013 (after the resolution of the Compensation Committee of the Company dated January 14, 2013 with respect to the officers of the Company, and the discussion held by the board of directors of the Company on January 27, 2013), and according to Section 21 of the Israeli Securities (Private Offering of Securities in a Registered Company) Regulations, 5760-2000, as follows:

1.	Offered securities and their quantity

1.1.	522,203 non-tradable options, each exercisable into an ordinary share of NIS 1 par value of the Company in accordance with the Share Incentive Plan of the Company from 2011, which shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from exercising such options, based on the data of the share capital of the Company as of the date of this report, shall constitute 0.31% of the issued and outstanding share capital of the Company and of the voting rights therein (0.31% fully diluted)[2].

1.2.	95,393 restricted stock units constituting a right to receive 95,393 ordinary shares of NIS 1 par value of the Company (hereinafter: “RSUs”). Allocation of the RSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the RSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.06% of the issued and outstanding share capital of the Company and of the voting rights therein (0.06% fully diluted)[3].

[1]	The Offerees are not interested parties in the Company and shall not become interested parties in the Company due to the offering that is the subject of this immediate report.
[2]	Pursuant to allocation and exercise of all securities that are the subject of this immediate report.
[3]	Pursuant to allocation and exercise of all securities that are the subject of this immediate report.

1.3	111,987 performance stock units issued to officers of the Company constituting a right to receive 111,987 ordinary shares of NIS 1 par value of the Company (hereinafter: “PSUs”). Allocation of the PSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the PSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.07% of the issued and outstanding share capital of the Company and of the voting rights therein (0.07% fully diluted).[4]

The RSUs and PSUs are hereinafter referred to collectively : “Rights to Shares”. The options, the RSUs, and the PSUs shall be hereinafter referred to collectively: “Offered Securities”.

1.4.	The Offered Securities are non-tradable and shall not be registered for trade on an exchange.

1.5.	The shares derived from the exercise of the Offered Securities shall be registered for trade on the Tel- Aviv Stock Exchange Ltd. (hereinafter: “Stock Exchange”) in the name of the depositary company and as of the date of issuance shall have equal rights for all intents and purposes as the ordinary shares of NIS 1 par value existing in the share capital of the Company.

2.	Conditions of the Offered Securities

2.1.	Conditions of the offered options

2.1.1.	The exercise price of each of the options shall be the average price of the Company’s shares on the Stock Exchange during the thirty days prior to the allocation date. Exercise price shall be linked to the consumer price index known at the date of granting and would be adjusted as detailed below.

2.1.2.	The vesting period of the options shall be during 3 years commencing upon the lapse of one year from the date of issuance the options. Each Offeree shall be entitled to exercise the options allocated to it in three equal portions, commencing upon the lapse of one year from the date of granting (a third each year) and until the lapse of fourth year from the date of granting.

2.1.3.	In the event any of the Offerees does not exercise the exercisable options within 90 days of the date of termination of his or her engagement with the Company (including in the event of dismissal and resignation) the options not exercised, as detailed above, shall expire.

2.1.4.	In the event of death, disability or retirement, the Offerees shall be entitled to accelerate the vesting period of the options, which shall be exercisable immediately and no later than the lapse of one year from the end of the engagement with the Company.

2.1.5.	The final expiration date of all the options (in the event not previously expired or exercised as set forth above), is upon the lapse of four years from the date of the issuance of the options.

2.1.6.	At the exercise date, the Offerees shall be able to choose one of two ways of exercising: the first – each Offeree shall be entitled to exercise the options in consideration for the full exercise price, and the second – the Offeree shall not be allocated all the shares deriving from the options, but rather only the quantity reflecting the amount of the monetary benefit of the options (cashless exercise), in other words the difference between the rate of an ordinary share of the Company at the exercise date and the exercise price of the option.

2.2.	Conditions of the Rights to Shares

2.2.1.	At the exercise date of each of the RSUs and PSUs, as set forth in Sections 2.2.2 and 2.2.3 hereunder, as applicable, each of the Offerees shall pay the par value of the exercised shares to which he or she is entitled.

2.2.2.	The vesting period of the RSUs shall be 3 years commencing upon the lapse of one year from the date of issuance, in three equal portions, commencing upon the lapse of one year from the date of granting (a third each year) and until the lapse of four years from the date of granting, provided that at the exercise date the relevant Offeree is still employed by the Company. It should be noted that the actual allocation of the exercise shares to the Offerees, does not involve providing an exercise notice to the Company.

2.2.3.	Vesting of the PSUs—the officers shall be entitled to receive such exercise shares upon the lapse of three years from the date of granting provided the following two cumulative conditions are fulfilled: (A) that the officers are still employed by the Company and (B) the gross yield (including dividends distributed) of the shares of the Company during such three year period is at least 20% in relation to the price of the shares at the date of the granting of the PSUs.

[4]	Pursuant to allocation and exercise of all securities that are the subject of this report.

2.2.4.	Other than pursuant to the adjustment of the dividend payments described in Section 3.4, none of the Offerees shall be entitled to dividends and/or voting rights in the Company due to the aforementioned Rights to Shares.

2.3.	Limitations on the Date of Exercise pursuant to the Articles of the Exchange

Notwithstanding the aforementioned, the options shall not be exercisable and the Rights to Shares shall not be exercised, on the record date for distributing bonus shares, rights offerings, dividend distributions, capital consolidation, capital split or capital reduction (each of the aforementioned shall be referred to as: “Corporate Event”). In the event the ex-date of a Corporate Event occurs prior to the record date of a Corporate Event, the allocation shall not be made on such ex- date.

3.	Provisions for Protection of the Offerees (Options and Rights to Shares)

3.1.	Change in Capital Structure

The number of exercised shares deriving from the Offered Securities, shall be adjusted in the event the quantity of shares in the issued and outstanding share capital of the Company changes, inter alia, due to distribution of bonus shares, capital split, capital consolidation and recapitalization.

3.2.	Merger / Sale of the Company / Sale of Principal Assets of the Company

In the event of: (1) sale of all or most of the assets of the Company; (2) sale (including substitution) of all or most of the shares of the Company (including purchase by shareholder and/or company affiliated to such shareholder of all the shares held by the other shareholders not affiliated with such shareholder); (3) merger / consolidation or similar action with or into another corporation; (4) another transaction of a similar nature; adjustments shall be made, so that pursuant thereto, the Offered Securities shall be exercisable to into securities of the other corporation, which the Offeree would have been entitled to had he exercised the options immediately prior to the merger event. In such event, necessary adjustments shall be made so that pursuant to the merger event, all conditions of the options shall continue to apply (including adjustment to price and quantity) also with respect to the other corporation. In the event it is impossible to make such adjustments as set forth above, other adjustments shall be made according to the discretion of the board of directors of the Company, including acceleration of the vesting period of the Offered Securities, all or part thereof.

3.3.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the options exist, the exercise price of the options shall be adjusted, so that it is reduced by the amount of dividends distributed for each share of the Company.

3.4.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the Rights to Shares exist, the number of exercised shares deriving from the Rights to Shares shall be adjusted, so that the value of the exercised shares increase in the amount of the dividends distributed for each share of the Company.

3.5.	In case of a rights offering to the Company’s ordinary share holders during the period of the holding of the Offered Securities, the number of shares resulting from the sale of the Offered Securities will be adjusted, as expressed in the relationship between the closing price of the Company’s shares on the Stock Exchange on the last trading day before “ex- rights“ date and base price of the stock after the “ex-rights” date.

4.	Consideration for the Offered Securities

The Offered Securities are granted without consideration as part of the long-term compensation in the framework of the employment of the Offerees in the Company.

5.	Agreements between Offerees and Shareholders of the Company

To the best of the Company’s knowledge, as of the date of publishing this report, there are no agreements, written or oral, between any of the Offerees or between them and between the shareholders of the Company, or others, with respect to purchase or sale of the securities of the Company or with respect to voting rights in the Company.

6.	Details of Restrictions Applicable to Allocation of the Exercise Shares

Restrictions shall apply to the Offered Securities in accordance with the provisions of Section 15C of the Securities Law, 5728-1968, and the Securities (Details with respect to Sections 15A and 15C of the Law) Regulations, 5760-2000 set forth hereunder (in addition to the provisions regarding vesting and restriction of the Offered Securities as set forth above in this report and to limitations on sales deriving from the provisions of Section 102 of the Income Tax Ordinance):

6.1.	It is prohibited during the course of trading at the Stock Exchange to offer the shares deriving from exercise of the Offered Securities for six months from the date of issuance of the options.

6.2.	During six consecutive quarters from the lapse of the aforementioned six months, each Offeree shall be entitled to offer on any trading day a number of shares not exceeding the daily average of the trading volume of the Company’s shares on the Stock Exchange during the period of eight weeks preceding the offer day, provided he or she does not offer in a single quarter a number of shares exceeding one percent of the issued and outstanding share capital of the Company.

7.	Allocation of the Offered Securities is subject to receiving approval of the Stock Exchange for registration for trade of the shares deriving from the exercise of the Offered Shares. Immediately following publication of this report, the Company shall appeal to the Stock Exchange with such a request.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Sincerely,

Gazit-Globe Ltd.